[LETTERHEAD OF KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP]

August 27, 2007

Via Edgar and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attn:	H. Christopher Owings Assistant Director

Re:	Fuqi International, Inc.
Registration Statement on Form S-1
Filed July 2, 2007
File No. 333-144290

Amendment No. 2 to Registration Statement on Form 10, Filed July 2, 2007
Form 10-K for Fiscal Year Ended December 31, 2006, Filed April 17, 2007
Form 10-Q for the Quarter Ended March 31, 2007, Filed May 21, 2007
File No. 52383

Dear Mr. Owings:

On behalf of Fuqi International, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 3 (“Amendment No. 3 to Form 10”) to the Company’s Registration Statement on Form 10 that was originally filed with the Securities and Exchange Commission (the “Commission”) on December 29, 2006 and as amended by Amendment No. 1 on Form 10/A filed on February 14, 2007 and Amendment No. 2 on Form 10/A filed July 2, 2007 (“Amendment No. 2 to Form 10”) and Amendment No. 1 (“Amendment No. 1 to Form S-1”) to the Company’s Registration Statement on Form S-1that was originally filed with the Commission on July 2, 2007 (“Form S-1”). We are also forwarding to you via Federal Express courtesy copies of this letter, Amendment No. 3 to Form 10, in a clean format, and Amendment No. 1 to Form S-1, in a clean and marked version to show changes from the Form S-1.

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter, dated July 31, 2007, in respect of Amendment No.2 to Form 10 and the Form S-1. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

Form S-1

1.
Comment: We note that you have removed references to the fact that your common stock may be considered a "penny stock" subject to the regulations set forth in Exchange Act Rules 15g-2 through 15g-9. We presume that this is because you believe that your common stock falls outside of the definition of "penny stock," as defined under Exchange Act Rule 3a51-1. Please provide us with your analysis as to why you believe your common stock does not constitute "penny stock," or revise your registration statement to include disclosures to that effect.

Response: We respectfully note your comment and supplementally inform you that the Company believes that its common stock will fall outside the definition of “penny stock” as defined under Exchange Act Rule 3a51-1. A security is not considered to be “penny stock” if it, among other things:

H. Christopher Owings
August 27, 2007

•	trades at a price of $5.00 or more, OR

•	trades on a recognized national exchange that meets the requirements listed under Exchange Act Rules 3a51-1(a) and 3a51-1(e), OR

•	has an issuer with net tangible assets in excess of $2,000,000 and that has been in continuous operation for at least three years.

The Company believes that its common stock will not fall under the definition of “penny stock because, first, the Company expects that its common stock will trade at a price of more than $5.00. Second, the Company intends to have its common stock listed on, and has already applied to have its common stock listed on, the Nasdaq Global Market, a recognized national exchange. Lastly, the Company has had net tangible assets of more than $2,000,000 and has been in continuous operation for at least three years. Therefore, the Company believes that its common stock would not be considered a “penny stock” under the definition in Rule 3a51-1. If at any time the Company believes that its securities may be subject to the “penny stock” rules, the Company will add the appropriate risk factor.

Liquidity and Capital Resources, page 37

2.
Comment: We note your revisions to this section in response to our comments. However, please discuss in further detail your retail expansion. For example, please indicate what needs to be done to acquire or prepare sites and whether you have identified any sites in particular, to have staff available, whether you are in negotiations with regard to site locations or additional supply of materials necessary to support your retail efforts, etc.

Response: We respectfully note your comment and have revised the Liquidity and Capital Resources section to discuss in further detail our retail expansion and to disclose that we are still in the process of determining all of the steps necessary to implement our retail expansion plan.

Item 15. Recent sales of unregistered securities, page II-2

3.
Comment: We note that you have revised this discussion to reflect your recent redemption of certain outstanding warrants. Please revise this discussion to refer to the proper date of redemption as we presume that you mean to refer to June 2007, as opposed to June 2008.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Exhibits

4.
Comment: Please file all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and may have additional comments based on our examination of them.

Response: We respectfully note your comment and have filed exhibits to the registration statement, including the Underwriting Agreement as Exhibit 1.1. We have also appended to the end of this letter a draft of the legal opinion that will be Exhibit 5.1.

H. Christopher Owings
August 27, 2007

Amendment No. 2 to Form 10

5.
Comment: We note that your Form 10 incorporates by reference information from your Registration Statement on Form S-1. Please ensure that you update your Form 10 to incorporate by reference the most recent version of the Registration Statement on Form S-1, as revised to comply with the changes we suggest above.

Response: We respectfully note your comment and have revised the Form 10 to incorporate the most recent version of the Registration Statement on Form S-1, as revised to comply with the changes suggested.

Form 10-K for Fiscal Year Ended December 31 2006

Controls and Procedures, page 32

Changes In Internal Control Over Financial Reporting, page 33

6.
In future filings, please revise the last sentence in the second paragraph to state that there were material changes in internal controls over financial reporting during the last quarter that have materially affected or are reasonably likely to affect the company's internal control over financial reporting, as opposed to stating that "except as noted below" there were no changes in internal controls.

Response: We respectfully note your comment and will act accordingly in future filings.

Significant Deficiencies In Disclosure Controls And Procedures Or Internal Controls, page 33

7.
Comment: We note that you have disclosed significant deficiencies in disclosure controls and procedures and that the company is in the process of improving its internal controls in an effort to improve its control processes and procedures. Please discuss in further detail in future filings the training programs you refer to and other steps towards correction of these deficiencies. Where changes to your internal controls are ongoing, you should indicate when you expect to finish formalizing such policies.

Response: We respectfully note your comment and will act accordingly in future filings.

Form 10-Q for Fiscal Quarter Ended March 31, 2007

8. Please revise to comply with the above comments, as applicable.

Response: We respectfully note your comment and will comply with the above comments, as applicable.

Please do not hesitate to contact the undersigned or Anh Q. Tran, Esq. at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti

cc: YuKwai Chong, Fuqi International, Inc.

DRAFT OPINION

September [__], 2007

Fuqi International, Inc. 5/F., Block 1, Shi Hua Industrial Zone Cui Zhu Road North Shenzhen, 518019 People’s Republic of China Attention: Yu Kwai Chong

Re:	Registration Statement on Form S-1 (SEC File No. 333-144290) Registration for Sale of up to [______] Shares of Common Stock

Ladies and Gentlemen:

We have acted as counsel for Fuqi International, Inc., a Delaware corporation (the “Company”), in connection with a registration statement on Form S-1 (File No. 333-144290) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the public offering of up to [______] shares (the “Public Offering Shares”) of the Company’s common stock, $0.001 par value (the “Common Stock”) As used in this opinion letter the term “Effective Time” means the date and the time as of which the Registration Statement, or the most recent post-effective amendment thereto, if any, is declared effective by the Commission. The Public Offering Shares consist of the following:

(i) [______] shares of Common Stock to be sold by the Company in the public offering under the Registration Statement; and

(ii) up to [______] shares of Common Stock issuable by the Company upon exercise of an option of the representative of the underwriters named in the Registration Statement.

You have requested our opinion as to the matters set forth below in connection with the Registration Statement. For purposes of this opinion, we have examined the Registration Statement, the Company’s Certificate of Incorporation and Bylaws, each as amended to date, and the corporate action of the Company that provides for the issuance of the Public Offering Shares and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a Fact Certificate from an officer of the Company.

DRAFT OPINION

Fuqi International, Inc.

We have made assumptions that are customary in opinions of this kind, including the assumptions of the genuineness of all signatures on original documents, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof. We have not verified any of those assumptions.

Our opinion set forth below is limited to the Delaware General Corporation Law (the DGCL). We are not licensed to practice law in the State of Delaware and, accordingly, our opinions as to the DGCL are based solely on a review of the official statutes of the State of Delaware and the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such statutes and provisions. We are not opining on, and we assume no responsibility for, the applicability to or effect on any of the matters covered herein of any other laws, the laws of any other jurisdiction or the local laws of any jurisdiction.

Based upon and subject to the foregoing, it is our opinion that the Public Offering Shares have been duly authorized and when issued and paid for as described in the Registration Statement, will be ,validly issued, fully paid and non-assessable and

We are furnishing this opinion letter to you solely in connection with the Registration Statement. You may not rely on this opinion letter in any other connection, and it may not be furnished or relied upon by any other person for any purpose, without our specific prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving our consent we do not thereby admit that we are experts with respect to any part of the Registration Statement, the prospectus or any prospectus supplement within the meaning of the term “expert,” as used in Section 11 of the Securities Act or the rules and regulations promulgated thereunder by the Commission, nor do we admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Yours truly,

DRAFT OPINION

KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP